Stabilis Solutions, Inc.

11750 Katy Frwy.

Suite 900

Houston, TX 77079

Phone (832)456-6500

March 23, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Nicholson

Re:	Stabilis Solutions, Inc.
Registration Statement on Form S-3
Filed March 13, 2026
File No. 333-294281

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stabilis Solutions, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m., Eastern Daylight Time, on March 26, 2026, or as soon as thereafter practicable.

The Registrant hereby acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions, please do not hesitate to call Andrew Puhala, Chief Financial Officer at (832) 456-6502 or our counsel, Amy Curtis of Holland & Knight at (214) 969-1763.

Very truly yours,

STABILIS SOLUTIONS, INC.

By:	/s/ Andrew L. Puhala
Name:	Andrew L. Puhala
Title:	Chief Financial Officer

cc:	Amy Curtis, Counsel
Joel Bernstein, Counsel
J. Casey Crenshaw, Interim President and Chief Executive Officer